FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
December 14, 2006

Manulife Financial completes senior and subordinated debenture offering

TORONTO - Manulife Finance (Delaware), L.P. (“MFLP”), an indirect wholly-owned subsidiary of Manulife Financial Corporation (“MFC”), has successfully completed its previously announced offering of $550 million principal amount of senior unsecured debentures and $650 million principal amount of subordinated unsecured debentures. The obligations of MFLP under the senior debentures and the subordinated debentures are guaranteed by MFC on a senior basis and subordinated basis, respectively.

The debentures were issued under a short form prospectus dated December 8, 2006. The debentures were offered through an agency syndicate jointly led by Scotia Capital Inc. and RBC Dominion Securities Inc.

The debentures have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the debentures in the United States.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com